Exhibit 99.1

News Release

July 21, 2020

Turquoise Hill to announce second quarter financial results on July 28, 2020

Turquoise Hill Resources will announce its second quarter financial results on Tuesday, July 28, 2020 after markets close in North America.

The Company will host a conference call and webcast to discuss second quarter financial results on Wednesday, July 29, 2020 at 7:30 am EST / 4:30 am PDT. The conference call can be accessed through the following dial-in details:

North America: +1 888 390 0546

United Kingdom: + 0 800 652 2435

Australia: +1 800 076 068

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Québec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com